SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2011

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement on resolutions passed at the first extraordinary general meeting for the year 2011 of China Petroleum & Chemical Corporation (the “Registrant”), made by the registrant on October 12, 2011.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Announcement of resolutions passed
at the First Extraordinary General Meeting for the Year 2011
Sinopec Corp. and all members of the Board warrant the authenticity, accuracy and completeness of the information contained in this announcement, and there are no material omissions, or misrepresentations or misleading statements contained herein.

Important Notice:

•	There is no objection against or amendment to the proposed resolutions at the EGM;

•	There is no supplementary proposed resolution before the convening of the EGM.

I.           Convening and attendance of the meeting

China Petroleum & Chemical Corporation (“Sinopec Corp.”) held its first extraordinary general meeting for the year 2011 (“EGM”) at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, PRC on 12 October 2011 at 9:00 a.m. According to the requirements, holders of domestic shares are provided with internet voting to participate at the EGM.

The number of shareholders and authorized proxies who attended the EGM was 238, holding an aggregate of 74,004,564,807 shares carrying valid voting rights, representing 85.35% of the total number of shares carrying attending and valid voting rights, among which the number of holders of A shares and authorized proxies was 235, holding an aggregate of 66,494,086,999 shares, representing 95.10% of total number of A shares carrying valid voting rights, while the number of holders of H shares and authorized proxies was 3, holding an aggregate of 7,510,477,808 shares, representing 44.76% of total number of H shares carrying valid voting rights. As at the shareholding record date of the EGM, the total number of shares entitling the holders to attend and vote for or against the resolutions at the EGM was 86,702,550,058. There were no shares entitling the holders to attend and vote only against relevant resolutions at the EGM.

The EGM was convened by the board of directors of Sinopec Corp. (the “Board”) and chaired by Mr. Fu Chengyu, chairman of the Board, by way of physical meeting and internet voting provided to holders of domestic shares. There are currently 15 directors and 9 supervisors of Sinopec Corp. Mr. Wang Tianpu and Mr. Zhang Yaocang, vice chairmen of the Board, Mr. Zhang Jianhua, Mr. Wang Zhigang, Mr. Cai Xiyou and Mr. Xie Zhongyu, directors, attended the EGM; Mr. Wang Zuoran, chairman of the board of supervisors, Mr. Zhang Youcai, vice chairman of the board of supervisors, Mr. Li Yonggui, Mr. Zou Huiping, Mr. Zhou Shiliang, Mr. Jiang Zhenying, Mr. Yu Renming, supervisors, attended the meeting; Mr. Wang Xinhua, the Chief Financial Officer, and Mr. Zhang Kehua, Mr. Zhang Haichao, Mr. Jiao Fangzheng and Mr. Ling Yiqun, vice presidents, were present at the EGM; Mr. Chen Ge, the secretary to the Board attended the EGM. The EGM was convened and held in compliance with the requirements of the Companies Law and the articles of association of Sinopec Corp.

II.           Consideration of the resolutions

The following resolutions were considered and approved respectively at the EGM by way of poll:

1.           Resolutions on the issuance of domestic corporate bonds and other related matters.

(1).           THAT the resolution on the issuance of domestic corporate bonds was considered and approved.

	Representing shares	For	Against	Approval (%)
Voting results	73,870,674,590	73,774,632,936	96,041,654	99.869987%

(2).           THAT the Board (or any person authorized by the Board) be and is hereby authorized to deal with matters in relation to the issue of domestic corporate bonds.

	Representing shares	For	Against	Approval (%)
Voting results	73,874,282,590	73,774,523,336	99,759,254	99.864961%

2.           Resolutions on the issuance of A shares convertible corporate bonds and other related matters considered and approved term by term.

(1).           Type of securities to be issued

	Representing shares	For	Against	Approval (%)
Voting results	73,871,139,591	73,534,892,413	336,247,178	99.544819%

(2).           Issuance size

	Representing shares	For	Against	Approval (%)
Voting results	73,871,139,591	73,534,366,913	336,772,678	99.544108%

(3).           Nominal value and issue price

	Representing shares	For	Against	Approval (%)
Voting results	73,871,139,591	73,536,746,413	334,393,178	99.547329%

(4).           Term

	Representing shares	For	Against	Approval (%)
Voting results	73,871,139,591	73,536,734,413	334,405,178	99.547313%

(5).           Interest rate

	Representing shares	For	Against	Approval (%)
Voting results	73,871,139,591	73,536,719,413	334,420,178	99.547293%

(6).           Method and timing of interest payment

	Representing shares	For	Against	Approval (%)
Voting results	73,871,139,591	73,536,838,113	334,301,478	99.547453%

(7).           Conversion period

	Representing shares	For	Against	Approval (%)
Voting results	73,871,139,591	73,536,818,613	334,320,978	99.547427%

(8).           Determination and adjustment of conversion price

	Representing shares	For	Against	Approval (%)
Voting results	73,871,139,591	73,536,736,413	334,403,178	99.547316%

(9).           Downward adjustment to conversion price

	Representing shares	For	Against	Approval (%)
Voting results	73,871,139,591	73,532,299,113	338,840,478	99.541309%

(10).           Conversion method of fractional share

	Representing shares	For	Against	Approval (%)
Voting results	73,871,139,591	73,536,738,913	334,400,678	99.547319%

(11).           Terms of redemption

	Representing shares	For	Against	Approval (%)
Voting results	73,871,139,591	73,536,714,413	334,425,178	99.547286%

(12).           Terms of sale back

	Representing shares	For	Against	Approval (%)
Voting results	73,871,139,591	73,536,424,213	334,715,378	99.546893%

(13).           Dividend rights of the year of conversion

	Representing shares	For	Against	Approval (%)
Voting results	73,871,139,591	73,536,715,213	334,424,378	99.547287%

(14).           Method of issuance and target subscribers

	Representing shares	For	Against	Approval (%)
Voting results	73,871,139,591	73,534,863,613	336,275,978	99.544780%

(15).           Subscription arrangement for existing shareholders

	Representing shares	For	Against	Approval (%)
Voting results	73,871,174,591	73,536,716,913	334,457,678	99.547242%

(16).           CB Holders and bondholder meetings

	Representing shares	For	Against	Approval (%)
Voting results	73,871,139,591	73,536,726,413	334,413,178	99.547302%

(17).           Use of proceeds from the issuance of the Convertible Bonds

	Representing shares	For	Against	Approval (%)
Voting results	73,871,139,591	73,428,629,813	442,509,778	99.400971%

(18).           Guarantee

	Representing shares	For	Against	Approval (%)
Voting results	73,871,139,591	73,532,322,613	338,816,978	99.541341%

(19).           Validity period of the resolutions in relation to the issuance of the Convertible Bonds

	Representing shares	For	Against	Approval (%)
Voting results	73,871,139,591	73,536,704,413	334,435,178	99.547272%

(20).           Matters relating to authorisation in relation to the issuance of the Convertible Bonds

	Representing shares	For	Against	Approval (%)
Voting results	73,871,139,591	73,536,507,913	334,631,678	99.547006%

(21).           Feasibility Analysis Report on the use of proceeds from the issuance of the Convertible Bonds

	Representing shares	For	Against	Approval (%)
Voting results	73,871,139,591	73,428,604,613	442,534,978	99.400937%

(22).           Report on the use of proceeds from last issuance of securities

	Representing shares	For	Against	Approval (%)
Voting results	73,871,139,591	73,428,621,813	442,517,778	99.400960%

III.           Witness by lawyers

Jiang Xueyan and Wang Yao, PRC lawyers of Sinopec Corp. from Haiwen & Partners, attended the EGM and issued a legal opinion that the convening of and the procedures for holding the EGM, the voting procedures at the EGM, the eligibility of the convenor of the EGM and the eligibility of the shareholders (or their proxies) attending the physical meeting of the EGM were in compliance with the requirements of relevant laws and the articles of association of Sinopec Corp. and the voting results at the EGM were valid.

In accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, Hong Kong Registrars Ltd. was appointed as the scrutineer in respect of voting at the EGMNote.

In accordance with the requirements of the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, the trading of A shares of Sinopec Corp. on the Shanghai Stock Exchange was suspended since 9:30 a.m. on 12 October 2011 and will resume for trading from 9:30 a.m. on 13 October 2011.

VI.           Documents for inspection

(1)           The resolutions of the EGM signed by the directors and the recorder who attended the EGM;

(2)           The legal opinion.

By Order of the Board Chen Ge Secretary to the Board of Directors

12 October 2011

Note: Hong Kong Registrars Ltd. is the H Share registrar for Sinopec Corp.

As of the date of this announcement, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Ma Weihua+, Wu Xiaogen+, Li Deshui+, Xie Zhongyu+ and Chen Xiaojin+.
 # Executive Director
 * Non-executive Director
 + Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Chen Ge

Name:	Chen Ge

Title:	Secretary to the Board of Directors

Date: October 13, 2011